Gerdau Ameristeel Announces Record First Quarter 2008 Earnings

TAMPA, FL, May 12, 2008 - Gerdau Ameristeel Corporation (NYSE: GNA; TSX: GNA) today reported net income of $163.0 million ($0.38 per share fully diluted) for the three months ended March 31, 2008, a 22.1% increase in comparison to net income of $133.5 million ($0.44 per share fully diluted) for the three months ended March 31, 2007.

Net Sales for the three months ended March 31, 2008 increased 53.8% to $2.0 billion from $1.3 billion for the three months ended March 31, 2007.  For the three months ended March 31, 2008, finished steel shipments increased to 2.4 million tons, an increase of 488.2 thousand tons from the three months ended March 31, 2007, primarily as a result of the acquisition of Chaparral Steel in September 2007.  In comparison to the fourth quarter of 2007, which included the Chaparral facilities, shipment volume increased 9.5%.  Average mill finished steel selling prices for the three months ended March 31, 2008 increased 24.4% over the level in this same period in 2007 and 7% over the fourth quarter 2007 levels.

For the three months ended March 31, 2008, metal spread, the difference between mill selling prices and scrap raw material costs, was $458 per ton, an increase of $84 per ton from the same period in 2007.  The increase is primarily attributable to the higher margin Chaparral products.

EBITDA was $387.4 million for the three months ended March 31, 2008, compared to EBITDA of $244.5 million for the three months ended March 31, 2007.

Included in selling and administrative expense for the three months ended March 31, 2008 is a non-cash pretax expense of $3.8 million to mark to market outstanding stock appreciation rights and expenses associated with other executive compensation agreements compared to a non-cash pretax expense of $8.8 million for the three months ended March 31, 2007.

From time to time, the Company invests excess cash in short-term investments that are comprised of variable rate debt obligations, known as auction rate securities.  During the three months ended March 31, 2008, the Company recorded a $22.7 million charge to writedown the carrying value of auction rate securities to their fair market value of $71.9 million.  The impact to earnings per share of this writedown was approximately $0.05.  The effective tax rate for the three months ended March 31, 2008 was 34% and was unfavorably impacted by this writedown as no associated tax benefit was recorded for this item.

On May 11, 2008, the Board of Directors approved a quarterly cash dividend of $0.02 (two US$ cents) per common share, payable June 13, 2008 to shareholders of record at the close of business on May 29, 2008.

On April 1, 2008, Pacific Coast Steel (“PCS”), a majority owned and consolidated joint venture of the Company, acquired all the assets of Century Steel, Inc. (“CSI”), a reinforcing and structural steel contractor specializing in the fabrication and installation of structural steel and reinforcing steel products, for approximately $151.5 million.  Concurrently with the acquisition of CSI, the Company paid approximately $68.0 million to increase its equity participation in PCS to approximately 84%.

CEO Comments

Mario Longhi, President and CEO of Gerdau Ameristeel, commented:
“Gerdau Ameristeel delivered another quarterly earnings record as strong global demand for steel has driven selling prices higher and provided us the opportunity to export our product globally.  We offer a well-balanced steel product mix of rebar, merchant and structural shapes, wire rod and flat rolled sheet which when combined with our expanding downstream business, has allowed us to deliver these attractive results.

Our balance sheet remains strong and we continue to seek opportunities to expand our business and provide attractive returns to our shareholders.  The Chaparral integration continues to exceed our expectations and we are now raising the annualized synergy expectations to $100 million by the end of 2008.  We are also focused on the integration of the recent Century Steel fabrication business acquisition which continues to expand our market presence in the western United States.

Our outlook for the near term remains positive despite the unprecedented level of volatility in raw material costs.  Certain grades of scrap raw material costs have increased over $200 per ton since the end of the first quarter, however with our captive scrap operations which supply approximately one third of our scrap needs and announced selling price increases, we remain focused on keeping metal spreads robust.  Import levels remain lower than historical highs, global steel demand and prices are creating export opportunities, and inventory levels in North America appear to be at low levels throughout the system.  In addition, our flat rolled joint venture, Gallatin Steel saw improving margins throughout the three months ended March 31, 2008 and this trend is expected to continue into the next quarter”.

Forward Looking Statements

In this press release, “Gerdau Ameristeel” and “Company” refer to Gerdau Ameristeel Corporation and its subsidiaries and 50%-owned joint ventures.  Certain statements in this press release, including, without limitation, the section entitled “CEO Comments” constitute forward-looking statements.  Such statements describe the Company’s assumptions, beliefs and expectations with respect to its operations, future financial results, business strategies and growth and expansion plans can often be identified by the words “anticipates,” “believes,” “estimates,” “expects,” “intends,” “plans,” and other words and terms of similar meaning.  The Company cautions readers that forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those currently projected by the Company.  In addition to those noted in the statements themselves, any number of factors could affect actual results, including, without limitation:

Excess global steel industry capacity and the availability of competitive substitute materials; the cyclical nature of the steel industry and the industries served by the Company; increases in the cost of steel scrap, energy and other raw materials;  steel imports and trade regulations; a change in China’s steelmaking capacity or slowdown in China’s steel consumption; the ability to integrate newly-acquired businesses such as Chaparral Steel Company and achieve synergies; the Company’s participation in consolidation of the steel industry; the substantial capital investment and similar expenditures required in the Company’s business; unexpected equipment failures and plant interruptions or outages; the Company’s level of indebtedness; the cost of compliance with environmental and occupational health and safety laws; the enactment of laws intended to reduce greenhouse gases and other air emissions; competitors’ relief of debt burdens and legacy costs by seeking protection under the bankruptcy laws; the Company’s ability to fund its pension plans; the ability to renegotiate collective bargaining agreements and avoid labor disruptions; interest rate risk; currency exchange rate fluctuations; the accuracy of estimates used in the preparation of the Company’s financial statements; the loss of key employees; actions or potential actions taken by our principal stockholder, Gerdau S.A.; the liquidity of the Company’s short term investments, including in auction rate securities; and the Company’s reliance on joint ventures that it does not control.

Any forward-looking statements in this press release are based on current information as of the date of this press release and the Company does not undertake any obligation to update any forward-looking statements to reflect new information, future developments or events, except as required by law.

Notice of Conference Call

Gerdau Ameristeel invites you to listen to a live broadcast of its third quarter conference call on Monday, May 12, 2008, at 9:00 am EST.  The call will be hosted by Mario Longhi, President and CEO, and Barbara Smith, VP and CFO, and can be accessed via our Web site at www.gerdauameristeel.com.  Web cast attendees are welcome to listen to the conference in real-time or on-demand at your convenience.

About Gerdau Ameristeel

Gerdau Ameristeel is the second largest mini-mill steel producer in North America with an annual manufacturing capacity of approximately 12 million tons of mill finished steel products.  Through its vertically integrated network of 19 mini-mills (including one 50%-owned joint venture mini-mill), 19 scrap recycling facilities and 65 downstream operations, Gerdau Ameristeel serves customers throughout the United States and Canada.  The Company’s products are generally sold to steel service centers, to steel fabricators, or directly to original equipment manufacturers (“OEMs”) for use in a variety of industries, including non-residential, infrastructure, commercial, industrial and residential construction, metal building, manufacturing,  automotive, mining, cellular and electrical transmission and equipment manufacturing.  Gerdau Ameristeel’s common shares are traded on the New York Stock Exchange and the Toronto Stock Exchange under the symbol GNA.

For more information please contact:

Mario Longhi	Barbara R. Smith
President and Chief Executive Officer	Vice President and Chief Financial Officer
Gerdau AmeriSteel	Gerdau AmeriSteel
(813) 207-2346	(813) 319-4324
mlonghi@gerdauamersteel.com	basmith@gerdauameristeel.com

GERDAU AMERISTEEL CORPORATION AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF EARNINGS
(US$ in thousands, except earnings per share data)
(Unaudited)

	Three Months Ended
	March 31,	March 31,
	2008	2007
NET SALES	$2,031,662	$1,342,996
OPERATING EXPENSES
Cost of sales (exclusive of depreciation and amortization)	1,600,627	1,068,872
Selling and administrative	54,576	50,663
Depreciation	52,520	2 8,092
Amortization	24,163	458
Other operating income, net	(550)	(683)
	1,731,336	1,147,402
INCOME F ROM OPERATIONS	300,326	1 95,594
INCOME FROM 50% OWNED JOINT VENTURES	18,380	17,695
INCOME BEFORE OTHER EXPENSES AND INCOME TAXES	318,706	213,289
OTHER EXPENSES
Interest expense	51,839	10,303
Interest income	(6,663)	(2,352)
Foreign exchange (gain) loss, net	(3,878)	(248)
Amortization of deferred financing costs	2,691	685
Writedown of short-term investments	22,667	-
Minority interest	4,395	4,612
	71,051	13,000
INCOME BEFORE INCOME TAXES	247,655	200,289
INCOME T AX EXPENSE	84,647	66,754
NET INCOME	$163,008	$133,535
EARNINGS PER COMMON SHARE - BASIC	$0.38	$0 .44
EARNINGS PER COMMON SHARE - DILUTED	$0.38	$0 .44

GERDAU AMERISTEEL CORPORATION AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS
(US$ in thousands)
(Unaudited)
	March 31,	December 31,
	2008	2007
ASSETS
Current Assets
Cash and cash equivalents	$568,945	$547,362
Short-term investments	71,924	94,591
Accounts receivable, net	830,865	705,929
Inventories	1,240,900	1,203,107
Deferred tax assets	24,317	21,779
Costs and estimated earnings in excess of billings on uncompleted contracts	4,803	3,844
Income taxes receivable	3,076	23,986
Other current assets	32,487	25,880
Total Current Assets	2,777,317	2 ,626,478
Investments in 50% Owned Joint Ventures	1 68,669	161,168
Property, Plant an d Equipment, net	1,872,323	1 ,908,617
Goodwill	3,052,061	3 ,050,906
Intangibles	574,365	5 98,528
Deferred Financing Costs	41,839	44,544
Deferred Tax Assets	9,420	1 2,433
Other Assets	23,364	25,846
TOTAL ASSETS	$8,519,358	$8,428,520

LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities
Accounts payable and accrued liabilities	$4 52,325	$3 76,634
Accrued salaries, wages and employee benefits	1 40,280	1 69,658
Accrued interest	1 5,095	4 0,631
Income taxes payable	84,645	2 8,143
Accrued sales, us e and property taxes	9,769	1 1,970
Current portion of long-term environmental reserve	2,176	3 ,704
Billings in excess of costs and estimated earnings on uncompleted contracts	12,591	1 7,448
Other current liabilities	32,803	2 5,901
Current portion of long-term borrowings	19,758	1 5,589
Total Current Liabilities	769,442	689,678
Long-term Borrowings, Less Current Portion	3,056,567	3,055,431
Accrued Benefit Obligations	255,100	252,422
Long-term Environmental Reserve, Less Current Portion	12,925	1 1,830
Other Liabilities	77,965	78,401
Deferred Tax Liabilities	422,824	433,822
Minority Interest	43,652	42,321

TOTAL LIABILITIES	4,638,475	4,563,905

Contingencies, commitments and guarantees
Shareholders' Equity
Capital stock	2,548,984	2,547,123
Retained earnings	1,299,539	1,253,196
Accumulated other comprehensive income	32,360	6 4,296
TOTAL SHAREHOLDERS' EQUITY	3,880,883	3,864,615
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$8,519,358	$8,428,520

GERDAU AMERISTEEL CORPORATION AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(US$ in thousands)
(Unaudited)

	Three Months Ended
	March 31,	March 31,
	2008	2007
OPERATING ACTIVITIES
Net income	$163,008	$133,535
Adjustment to reconcile net income to net cash provided by operating activities:
Minority interest	4,395	4,612
Depreciation	52,520	28,092
Amortization	24,163	458
Amortization of deferred financing costs	2 ,691	685
Deferred income taxes	(1,834)	6,673
(Gain) loss on disposition of property, plant and equipment	(523)	304
Income from 50% owned joint ventures	(18,380)	(17,695)
Distributions from 50% owned joint ventures	10,404	20,404
Compensation cost from share-based awards	3,188	8,782
Writedown of short-term investments	22,667	-
Excess tax benefits from share-based payment arrangements	(664)	(526)
Facility closure expenses	990	-
Changes in operating assets and liabilities, net of acquisitions:
Accounts receivable	(129,196)	(170,695)
Inventories	(46,923)	22,162
Other assets	(1,134)	24,206
Liabilities	85,894	70,618
NET CASH PROVIDED BY OPERATING ACTIVITIES	171,266	131,615

INVESTING ACTIVITIES
Additions to property, plant and equipment	(30,706)	(54,114)
Proceeds received from the disposition of property, plant and equipment	1,302	756
Change in restricted cash	-	(6)
Purchases of short-term investments	-	(217,689)
Sales of short-term investments	-	199,795
NET CASH USED IN INVESTING ACTIVITIES	(29,404)	(71,258)

FINANCING ACTIVITIES
Proceeds from issuance of debt	498	-
Payments on term borrowings	(25)	(62)
Cash dividends	(116,665)	(88,511)
Distributions to subsidiary's minority shareholder	(3,065)	(1,221)
Proceeds from exercise of employee stock options	494	295
Excess tax benefits from share-based payment arrangements	664	526
NET CASH USED IN FINANCING ACTIVITIES	(118,099)	(88,973)
Effect of exchange rate changes on cash and cash equivalents	(2,180)	31
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	21,583	(28,585)
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	547,362	109,236
CASH AND CASH EQUIVALENTS AT END OF PERIOD	$568,945	$80,651

EBITDA (EBITDA is calculated by adding earnings before interest and other expense on debt, taxes, depreciation,  amortization, writedown of short-term investments,  foreign exchange gain/loss, net, minority interest and cash distributions from 50% owned joint ventures, and  deducting interest income and earnings from 50% owned joint ventures) is a non-GAAP measure that management believes is a useful supplemental measure of cash available prior to debt service, capital expenditures and income tax.  Investors are cautioned that EBITDA should not be construed as an alternative to net income determined in accordance with GAAP as an indicator of the Company’s performance or to cash flows from operations as a measure of liquidity and cash flows. EBITDA does not have a standardized meaning prescribed by GAAP.  The Company’s method of calculating EBITDA may differ from the methods used by other companies and, accordingly, it may not be comparable to similarly titled measures used by other companies.  Reconciliation of EBITDA to net income is shown below:

	For the Three Months Ended - Unaudited
	March 31, 2008	March 31, 2007
($000s)
Net income	$163,008	$133,535
Income tax expense	84,647	66,754
Interest and other expense on debt	51,839	10,303
Interest income	(6,663)	(2,352)
Depreciation	52,520	28,092
Amortization, including deferred financings costs	26,854	1,143
Earnings from 50% owned joint ventures	(18,380)	(17,695)
Cash distribution from 50% owned joint ventures	10,404	20,404
Foreign exchange (gain) loss , net	(3,878)	(248)
Writedown of short-term investments	22,667	-
Minority interest	4,395	4,612
EBITDA	$387,413	$244,548

SUPPLEMENTAL OPERATING AND FINANCIAL INFORMATION - UNAUDITED

THE INFORMATION IN THIS TABLE EXCLUDES 50% OWNED JOINT VENTURES

	For the Three Months Ended
	March 31, 2008		March 31, 2007
	Tons		Tons
Production
Melt Shops	2,427,174		1,727,120
Rolling Mills	2,302,904		1,733,341

	Tons	%	Tons	%
Finished Steel Shipments
Rebar	505,247	21%	476,683	25%
Merchant / Special Sections	1,351,851	57%	876,332	47%
Rod	199,306	8%	196,763	10%
Fabricated Steel	322,200	14%	340,637	18%
Total Shipments	2,378,604	100%	1 ,890,415	100%

	$/Ton	$/Ton
Selling Prices
Mill external shipments	735	591
Fabricated steel shipments	960	861

Scrap Charged	277	216

Metal Spread (Selling price less scrap)
Mil l external shipments	458	374
Fabricated steel shipments	683	645
Mill manufacturing cost	298	251
Operating Income	126	103
EBITDA	163	129

50% Owned Joint Venture Results

The following table summarizes the results of the Company’s portion of its 50% owned joint ventures, primarily Gallatin Steel, a flat rolled mill joint venture.

	Three Months Ended - Unaudited
	March 31,	March 31,
	2008	2007

Tons Shipped	216,202	199,985

Operating Income	$18,580	$1 8,120
Net Income	18,377	17,695
EBITDA	21,488	20,821

	$/Ton	$/Ton

Average Selling Price	627	530
Scrap Charged	328	251

Metal Spread	299	280

Operating Income	86	91
EBITDA	99	104